Exhibit 99.(d)(vii)

EXPENSE REIMBURSEMENT AGREEMENT

This Expense Reimbursement Agreement (this “Agreement”) is made and entered into this 10th day of December, 2008 between Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Municipal Income Trust with respect to the Lord Abbett Short Duration Tax Free Fund (the “Fund”).

In consideration of good and valuable consideration, receipt of which is hereby acknowledged, it is agreed as follows:

1.               With respect to the Lord Abbett Short Duration Tax Free Fund, Lord Abbett agrees to bear directly and/or reimburse the Fund for expenses if and to the extent that Total Operating Expenses exceed or would otherwise exceed a particular annual rate of the average daily net assets of the Fund’s Class A, B, C, F, and I shares, as relevant, for the time period set forth in paragraph 2 below.  The applicable rates for the Fund are shown below:

Class A	Class B	Class C	Class F	Class I
0.50%	1.30%	1.30%	0.40%	0.30%

2.               Lord Abbett’s commitments described in paragraph 1 will be effective from December 10, 2008 through January 31, 2010.

IN WITNESS WHEREOF, Lord Abbett and Lord Abbett Municipal Income Trust have caused this Agreement to be executed by a duly authorized member and officer, respectively, as of the day and year first above written.

LORD ABBETT MUNICIPAL INCOME TRUST

By:	/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel